UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 15, 2019

We hereby inform as a Relevant Information Communication that Adexus S.A., a subsidiary of Grupo Graña y Montero, is again available for sale to potential parties interested in its acquisition.

In effect, by the letter received to date, Advent International S.A.C. has informed us that, due to a strategic decision of its Investment Comittee, at this time they cannot continue with the potential acquisition of Adexus S.A. Therefore, by mutual agreement, the negotiations and the obligations assumed within the framework of the potential transaction have been terminated, without responsibility for the parties.

We ratify our intention to continue with the sale plan of Adexus S.A., so we will resume conversations with potential interested parties, in order to find the best possible offer for the interests of Grupo Graña y Montero and its investors.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 15, 2019